"Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering" CUIT 30-70496280-7

Buenos Aires, April 24, 2012

To the
Comisión Nacional de Valores (National Securities Commission)

Ref.: Relevant Information

Dear sirs,

I am writing to you in my capacity of attorney-in-fact of Grupo Financiero Galicia S.A. (the “Company”) in order to inform that the Company’s board of directors approved the issuance of Class III Notes (the “Notes”) subject to the terms and conditions set forth in the applicable pricing supplement for a total global maximum face value of up to US$ 32,000,000.

The Notes will be issued under the Company’s global program for the issuance of simple, short-, mid- and/or long-term notes for a maximum outstanding face value of up to US$ 60,000,000 (or the equivalent thereof in other currencies). We will inform you of the issuance date of such Notes through the placement notice once such date has been determined.

Yours faithfully,

__________________________
Jose Luis Gentile
Attorney-in-fact